Exhibit 99.1

Profound Medical Announces Third Quarter 2021 Financial Results

TORONTO, Nov. 04, 2021 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today reported financial results for the third quarter ended September 30, 2021.

Recent Corporate Highlights

  On July 29, 2021, the Company participated in A.G.P.’s Virtual MedTech Summer Conference.
  On September 15, 2021, Profound Lake Street’s 5th Annual Best Ideas Growth Conference.
  On September 30, 2021, the Company participated in the Cantor Virtual Global Healthcare Conference.

“Despite facing sector-wide headwinds from the COVID-19 Delta variant resurgence, Q3-2021 TULSA procedure volumes in the United States grew 20% sequentially over the second quarter of the year,” said Arun Menawat, Profound’s CEO. “However, the pace of new U.S. TULSA-PRO® system installations, as well as revenues generated in international markets like China and Japan, continued to be negatively impacted by the pandemic. While we are cautious in the short-term, we remain pleased with the high quality of the TULSA-PRO® installed base and the exceptional variety of prostate disease patients being treated. We are also happy to confirm that the planned initiation of the Level 1 “CAPTAIN” trial, which will compare the TULSA procedure head-to-head with radical prostatectomy, remains on track and we expect the study to be recruiting patients before the end of 2021.”

Summary Third Quarter 2021 Results

Effective December 31, 2020, Profound changed its presentation currency from the Canadian dollar to the United States dollar. The comparative figures disclosed in this press release have been retrospectively changed to reflect the change in presentation currency to the U.S. dollar, as if the U.S. dollar had been used as the presentation currency for the period ended September 30, 2020. Unless specified otherwise, all amounts in this press release are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

For the quarter ended September 30, 2021, the Company recorded revenue of approximately $2.5 million, with $1.4 million from the one-time sale of capital equipment and $1.1 million from recurring revenue (non-capital), which consists of the sale of consumables, lease of medical devices, procedures and services associated with extended warranties. Third quarter 2021 revenue increased approximately 13% from $2.2 million in the same three-month period a year ago.

Total operating expenses, which consist of research and development (“R&D”), general and administrative (“G&A”), and selling and distribution expenses, were approximately $8.6 million in the third quarter of 2021, an increase of 30% compared with approximately $6.6 million in third quarter of 2020.

Expenditures for R&D for the three months ended September 30, 2021 were approximately $4.0 million, an increase of 14% compared with approximately $3.6 million in the three months ended September 30, 2020, primarily driven by increased costs associated with new and existing clinical trials, increased spending on MRI usage, consultants to assist with clinical trial initiatives, travel restrictions being lifted, additional lab area rentals in Germany, options awarded to employees and additional headcount.

G&A expenses for the 2021 third quarter increased by 35% to approximately $2.5 million, compared with approximately $1.9 million in the same period in 2020, due to options awarded to employees, increased insurance cost attributed to increased coverage, and an overall increase to general expenses as offices continue to reopen from COVID-19 restrictions.

Third quarter 2021 selling and distribution expenses increased by 72% to approximately $2.0 million, compared with $1.2 million in the third quarter of 2020. While selling and distribution expenses have historically been lower than R&D expenses, Profound continues to expect that, in the future, selling and distribution expenses will exceed R&D expenses as the Company continues to commercialize the TULSA-PRO® system in the United States.

Net finance income for the three months ended September 30, 2021 was approximately $1.7 million, compared with net finance costs of approximately $784,000 in the three months ended September 30, 2020.

Third quarter 2021 net loss was approximately $6.0 million, or $0.29 per common share, compared to approximately $6.1 million, or $0.33 per common share, in the three months ended September 30, 2020.

Liquidity and Outstanding Share Capital

As at September 30, 2021, Profound had cash of approximately $72.2 million.

As at November 4, 2021, Profound had 20,769,251 common shares issued and outstanding.

For complete financial results, please see Profound’s filings at www.sedar.com, www.sec.gov and on the Company’s website at www.profoundmedical.com under “Financial” in the Investors section.

Conference Call Details

Profound Medical is pleased to invite all interested parties to participate in a conference call today, November 4, 2021, at 4:30 pm ET during which time the results will be discussed.

Live Call:	1-800-773-2954 (Canada and the United States)
1-847-413-3731 (International)
Conference ID:	50245581

The call will also be broadcast live and archived on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Profound Medical Corp.
Interim Condensed Consolidated Balance Sheets
(Unaudited)

	September 30, 2021 $	December 31, 2020 $

Assets

Current assets
Cash	72,218	83,913
Trade and other receivables	7,950	7,431
Inventory	6,991	5,331
Prepaid expenses and deposits	106	1,067
Total current assets	87,265	97,742

Property and equipment	862	859
Intangible assets	1,569	1,898
Right-of-use assets	1,193	1,424
Goodwill	2,676	2,678

Total assets	93,565	104,601

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,166	3,382
Deferred revenue	554	358
Provisions	198	195
Other liabilities	-	99
Derivative financial instrument	267	450
Lease liabilities	412	312
Income taxes payable	-	13
Total current liabilities	3,597	4,809

Deferred revenue	912	1,078
Lease liabilities	1,042	1,364

Total liabilities	5,551	7,251

Shareholders’ Equity

Share capital	218,439	211,527
Contributed surplus	14,524	11,250
Accumulated other comprehensive loss	5,583	4,567
Deficit	(150,532)	(129,994)

Total Shareholders’ Equity	88,014	97,350

Total Liabilities and Shareholders’ Equity	93,565	104,601

Profound Medical Corp.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited)

	Three months ended September 30, 2021 $	Three months ended September 30, 2020 $	Nine months ended September 30, 2021 $	Nine months ended September 30, 2020 $

Revenue
Capital equipment	1,457	1,135	3,150	2,301
Non-capital - recurring	1,080	1,103	2,725	2,123
	2,537	2,238	5,875	4,424
Cost of sales	1,550	765	3,420	2,093
Gross profit	987	1,473	2,455	2,331

Operating expenses
Research and development	4,054	3,566	10,578	7,398
General and administrative	2,506	1,863	7,091	5,775
Selling and distribution	2,034	1,186	5,349	3,112
Total operating expenses	8,594	6,615	23,018	16,285

Operating Loss	7,607	5,142	20,563	13,954

Net finance costs/(income)	(1,663)	784	(161)	(272)

Loss before taxes	5,944	5,926	20,402	13,682

Income taxes	52	183	136	413

Net loss attributed to shareholders for the period	5,996	6,109	20,538	14,095

Other comprehensive (gain) loss
Item that may be reclassified to loss
Foreign currency translation adjustment	3,931	(2,160)	1,016	2,648
Net loss and comprehensive loss for the period	2,065	8,269	19,522	11,447

Loss per share
Basic and diluted loss per common share	0.29	0.33	1.01	0.85

Profound Medical Corp.
Interim Condensed Consolidated Statements of Cashflows
(Unaudited)

	Nine months ended September 30, 2021 $	Nine months ended September 30, 2020 $

Operating activities
Net loss for the period	(20,538)	(14,095)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment	371	260
Amortization of intangible assets	763	666
Depreciation of right-of-use assets	249	226
Share-based compensation	4,792	2,070
Interest and accretion expense	67	542
Deferred revenue	31	36
Change in fair value of derivative financial instrument	(183)	176
Change in fair value of contingent consideration	-	38
Changes in non-cash working capital balances
Trade and other receivables	(531)	(1,498)
Prepaid expenses and deposits	974	894
Inventory	(2,025)	(1,663)
Accounts payable and accrued liabilities	(1,237)	(606)
Provisions	3	59
Income taxes payable	(13)	167
Foreign exchange on cash	(30)	(399)
Total cash used in operating activities	(17,307)	(13,127)

Investing activities
Purchase of property and equipment	(32)	-
Purchase of intangible assets	(434)	-
Total cash used in investing activities	(466)	-

Financing activities
Issuance of common shares	-	85,523
Transaction costs paid	-	(6,429)
Payment of other liabilities	(99)	(173)
Payment of long-term debt and interest	-	(9,293)
Proceeds from share options exercised	582	970
Proceeds from warrants exercised	5,839	10,060
Payment of lease liabilities	(286)	(194)
Total cash from financing activities	6,036	80,464

Net change in cash during the period	(11,737)	67,337
Foreign exchange on cash	42	630
Cash – Beginning of period	83,913	14,800
Cash – End of period	72,218	82,767